UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Drop Delivery Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> California

> *Date of Organization:*

> June 14, 2019

Physical Address of Issuer:

2554 Lincoln Blvd. #405, Venice, CA 90921, United States

Website of Issuer:

www.dropdelivery.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

February 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$26,161	$413,325
Cash & Cash Equivalents	$19,151	$409,131
Accounts Receivable	$7,010	$1,194
Current Liabilities	$344,866	$110,319
Long-Term Liabilities	$36,482	$0
Net Revenues	$739,264	$240,655
Cost of Goods Sold	$0	$0
Taxes Paid	$800	$800
Net Income/(Net Loss)	$(803,206)	$(638,368)

*The Company's financials are for the years-ended January 31, 2022 and January 31, 2021, respectively.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Drop Delivery Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $450,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by February 28, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $1,000,000 by offering to sell up to $1,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). If the Concurrent Offering is held pursuant to Rule 506(b) of Regulation D, no investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Drop-Delivery (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $2,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing (Early Investors)

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $500,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "Conversion Price"):

(a) the quotient of $14,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all subscriptions from $500,000.01 USD to $5,000,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $16,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Standard Investors**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $500,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $14,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For investors who invest during the second tranche of the Offering, which includes all subscriptions from $500,000.01 USD to $5,000,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $16,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have limited history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our current revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if third-party vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We face risks related to the cannabis industry.

As a company focused on the cannabis industry, our Company faces all of the risks that are unique to operating in this emerging industry. Federal law prohibits the use of cannabis, and our business is dependent on the growth of the cannabis industry. If the current, or a future, federal administration adopts policies promoting the stricter enforcement of federal law, our business would be materially adversely affected. In addition, the cannabis industry is extremely speculative. Although a number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis, it remains fully illegal in 10 states (as of August 2022). Additionally, in most states the cultivation of cannabis for personal use continues to be prohibited. Active enforcement of these state laws could have a material adverse effect on our business, operations and prospects. In addition, although we do not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, it is possible that we may be accused by federal or state agencies of violating certain laws or regulations that involve cannabis as a result of the promotion through our media platforms of those companies that do cultivate, dispense or sell cannabis. An adverse finding could have a material adverse impact on our business, operations and prospects.

Disruptions to cultivation, manufacturing and distribution of cannabis in multiple states may negatively affect our ability to provide delivery and logistical services for such products.

Certain state law requires that all commercial cannabis businesses, including cultivators, dispensaries, delivery services, extractors, concentrate, edible and topical manufacturers, distributors, and testing laboratories hold a state license in order to operate. For example, the Bureau of Cannabis Control (BCC) is the lead agency in regulating commercial cannabis licenses for medical and adult-use cannabis in California, which agency is responsible for licensing retailers, distributors, testing labs, and temporary cannabis events. We currently partner with third party cultivators, extractors, manufacturers, distributors and similar businesses to provide delivery and other logistical services. Where required, these third parties may operate under licenses that have been granted by state regulators, however, no assurance can be given that our current supply chain partners will be successful in keeping such licenses. In the event any state regulator rescinds or changes the status of their licenses, our operations would be impacted and potentially cease.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. For example, Congress and/or the FDA may attempt to change the classification for marijuana and modify rules for the banking industry's ability to participate in the cannabis industry. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our success may be dependent on additional states legalizing recreational and/or medical cannabis use.

Continued development of the recreational and medical cannabis markets is dependent upon continued legislative authorization of cannabis at the state level for recreational and/or medical purposes. Any number of factors could slow or halt the progress. Furthermore, progress, while encouraging, is not assured, and the process normally encounters setbacks before achieving success. While there may be ample public support for legislative proposals, key support must be created in the relevant legislative committee or a bill may never advance to a vote. Numerous factors impact the legislative process. Any one of these factors could slow or halt the progress and adoption of cannabis for recreational and/or medical purposes, which would limit the overall available market, which could adversely impact our business, revenue and earnings.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $500,000.00 USD, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($14,000,000 instead of $16,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors who invest during the second tranche of the Offering, which includes all subscriptions from $500,000.01 USD to $5,000,000.00 USD. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the

14

Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the

Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Drop Delivery is a SaaS based logistics and delivery software company that enables small-to-enterprise level cannabis delivery companies to advertise, distribute, and deliver their cannabis-related consumer products in accordance with state regulation. The Company replaces multiple software vendors for dispensary and delivery companies´ day-to-day operations via SaaS related software that provides a turnkey delivery management solution. Platform benefits include increased sales and retention, CRM, loyalty programs and last mile delivery among others. The Company was originally formed as a California corporation on June 14, 2019 and named Drop Delivery, Inc. On October 7, 2019, the Company changed its name to Drop Technologies, Inc. On August 31, 2020, the Company changed its name back to Drop Delivery Inc.

The Company is headquartered and conducts business in California. The Company also sells its products and services through the Internet and throughout the United States and its territories, as well as Canada.

Business Plan

Cannabis sales in America are increasingly transacted through some form of delivery especially with the recent pandemic. In general, online shopping and delivery have been embraced by the modern consumer in verticals beyond just cannabis and cannabis companies are attempting to stay relevant in the increasingly competitive cannabis landscape. Currently some form of delivery is allowed in almost every state where recreational cannabis is legal. It is important to note, the limitations and regulations on delivery can differ dramatically from one state to another. In many states, cannabis delivery has found inroads serving seniors and patients who may be mobility impaired.

The Company was created to service the emerging cannabis delivery market. We anticipate that we will enter the restaurant delivery market as we increase our business operations, increase revenue and raise additional working capital. Through our comprehensive suite of SaaS software, we have created a turnkey delivery management solution for delivery companies or those who are looking to deliver from brick and mortar. We believe that we are the only software solution that includes Dynamic Inventory, SMS Texting, Loyalty, Last Mile, Metrc Certified, Automated Marketing Tools, Smart Deals, CRM, and Digital Payments.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Drop Delivery App	Platform to order cannabis related products via app that connects sellers with buyers and includes a CRM, loyalty program, delivery, order management, order tracking, inventory handling, and a full suite of services for both buyers and sellers. Compliant with Metrc, a required software in 15 US states.	Direct to consumer for adults of legal age eligible to purchase cannabis related products.
Drop Delivery Software	White label software to provide delivery services for cannabis software companies that need third party integrations connected to customer purchase data across Apple and Android devices.	Business to Business software for small and medium consumer product cannabis companies nationally.

DropSend	Marketing platform providing advanced messaging services including two way messaging, mass texting, data collection, MMS Marketing, extended messaging, and autoresponders.	Business to Business software for small and medium-sized businesses of any industry.

Competition

The markets for our services are highly competitive and characterized by frequent new product and services introductions, novel marketing strategies and rapid technological advances. Our competitors may employ aggressive marketing strategies or expand their product and services offerings to gain or maintain market share. Principal competitive factors important for our Company include low operating costs, lower regulatory exposure as an ancillary business to the cannabis industry, speed of onboarding new customers and minimal cost associated with onboarding customers.

Our primary competitors are Baker, Meadow, Weedmaps, Webjoint, IndicaOnline, and Jungleworks.

We believe the recent legal changes in states such as Rhode Island, Connecticut, New York, New Mexico and Virginia will create great opportunities for our company to further expand our network in North America. The marginal cost for Drop Delivery is minimal in comparison to the overall costs experienced by cannabis growers and cannabis retail operations. The costs for us to enter a new market are minimal. These costs include the replication of our technology for such markets and relatively minimal marketing dollars to grow the user base in each given area. We intend to duplicate our existing model in new markets in order to grow our business and user base.

Other companies who deal with cannabis directly have significant legal and capital barriers impeding their growth into another state. However, since we are an ancillary company, most of the current regulations and strict cannabis laws do not pertain to our operations as we do not "touch the plant." Because of the overall growth in the market and low legal barriers, we believe that growth opportunities are very significant for the foreseeable future.

Customer Base

The primary user base consists of licensed companies that sell cannabis-related products, cannabis dispensaries, and consumers in North America. As more states legalize cannabis, we believe the market can continue to expand and increase our user base nationally. Adults of legal age in states with legalized cannabis products are the primary demographic group.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

All intellectual property, such as the Company's platform, is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
Infrastructure (1)	44%	$11,000	44%	$2,200,000
Product Development (2)	23%	$5,750	23%	$1,150,000
Sales and Marketing (3)	18%	$4,500	18%	$900,000
General Working Capital	9%	$2,250	9%	$450,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use a portion of the proceeds to invest in our infrastructure and to support our growth initiatives. We will be seeking to hire personnel for all departments, including sales, finance, operations and business development.

(2) We will continue to invest in product development and for new product launches.

(3) We will use the proceeds for advertising, public relations, trade shows and new marketing channels.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Vanessa Gabriel	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer, Co-Founder and Director of Drop Delivery Inc., 2019 – Present Responsible for management and general CEO responsibilities of the Company. Co-Founder, Cannabis Order Ahead, 2017- 2019 Responsible for recognizing market opportunities, forming the team and marketing and promotion	Attended University of Colorado-Boulder, 2010 - 2011; Attended University of the Pacific, 2012 - 2013
Marc Lopez	Chief Technology Officer, Co-Founder and Director	Chief Technology Officer, Co-Founder and Director of Drop Delivery Inc., 2019 – Present Responsible for managing technology development, support and general CTO responsibilities of the Company. Co-Founder, Cannabis Order Ahead, 2017 - 2019 Responsible for developing the company's strategy for using technological resources and evaluating and implementing new systems and infrastructure	Attended San Jose State University; Pursued Associates Degree, 2014 – 2016; Las Positas Community College, 2012 - 2014
Jade Gabriel	Chief Product Officer, Co-Founder and Director	Chief Product Officer, Co-Founder and Director of Drop Delivery Inc., 2019– Present Responsible for managing sales, customer experience, curriculum and customer support. Lead UI/UX designer, Cannabis Order Ahead, 2017 - 2019 Responsible for oversight and management of the product's roadmap. Lead UI/UX designer, 10 BLOCK, 2016- Present Responsible for oversight and management of the product's roadmap.	Graduated High School, 2015

Quincy Taylor	Sales Director	Sales Director of Drop Delivery Inc., 2019 – Present Responsible for managing sales and customer accounts Sales Executive and Account Manager of Cannabis Order Ahead, 2017 – 2019 Responsible for managing sales and customer accounts	Attended Riverside City College, 2011 - 2012

Biographical Information

<u>Vanessa Gabriel</u>: Vanessa is the CEO and Co-Founder of the Company. She has founded multiple startups and recently exited in the cannabis industry with Greenlight Technologies, Inc., the first mobile order ahead app within 9 months of launching.

<u>Marc Lopez</u>: Marc is the CTO and Co-Founder of the Company. He is a Web developer with over 8 years of experience in established and rapidly growing industries with a focus in mobile development and data analytics. He recently exited in the cannabis industry with Greenlight Technologies, Inc.

<u>Jade Gabriel</u>: Jade is the Chief Product Officer and Co-Founder for the Company. She is an Award-winning UI/UX designer that has led product teams for social streaming, fashion, mobile commerce, and cannabis. Her products have grossed over $65 million in sales transactions.

<u>Quincy Taylor</u>: Quincy is the Sales Director for the Company. He has over six years of experience in the cannabis industry from managing dispensaries to selling enterprise software.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 90,000,000 shares of common stock, no par value (the "**Common Stock**"). As of the filing of this Form C, 12,661,656 shares of Common Stock are issued and outstanding. Additionally, the Company has issued options to purchase 186,350 shares of its Common Stock to certain advisors of the Company.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,661,656
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	98.55%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Advisor Option to Purchase Common Stock
Shares Issuable Upon Exercise	186,350*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.45%

*155,100 options are vested as of the date of this filing.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Advances from Co-Founder and Chief Technology Officer
Amount Outstanding	$16,053
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Co-Founder and Chief Executive Officer
Amount Outstanding	$16,439
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Shareholder Company
Amount Outstanding	$57,411
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Advances from Shareholder
Amount Outstanding	$3,100
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Stripe Loan Agreement- Celtic Bank
Amount Outstanding	$82,782
Material Terms	Stripe retains 20% of gross proceeds processed and collected through Stripe to cover principal plus fixed fee until the loan amount is paid off; Repayment made every 60 days with minimum repayment amount of $9,198 on each repayment date.
Description of Collateral	Secured
Maturity Date	December 14, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 30, 2022, the Company had an aggregate of approximately $10,000 in cash and cash equivalents, leaving the Company with approximately 1 month of runway. The Company has received financial support representations from its founders and should have sufficient capital to operate during the term of the Offering. Runway is calculated by dividing cash-on-hand by average monthly cash (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$10,000	10,000,000	N/A	June 14, 2019	Section 4(a)(2)
Common Stock	$0	1,234,874	N/A	From March 30, 2020 to March 5, 2021	Section 4(a)(2)
Advisor Option to Purchase Common Stock	N/A	186,350	N/A	July 30, 2020; September 10, 2020; February 24, 2021;	Section 4(a)(2)
Common Stock	$1,069,868	1,426,782	Product Development and General Working Capital	August 19, 2020; September 30, 2020; November 5, 2020; December 15, 2020; March 5, 2021	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On January 5, 2022, the Company's CTO and Co-Founder, Marc Lopez, provided an advance to the Company in the amount of $17,508. The advance does not carry an interest rate and does not have a maturity date. The current balance as of August 31, 2022 is $16,053.

(b) From time to time between 2019 and 2021, the Company's CEO and Co-Founder, Vanessa Gabriel, has provided advances to the Company. These advances, net of repayments, were $23,156.36 as of January 31, 2022. The advances do not carry an interest rate and do not have a maturity date. The current balance as of August 31, 2022 is $16,439.

(c) A company owned by a shareholder who is the father of Vanessa Gabriel, the CEO and Co-Founder of the Company, and Jade Gabriel, Chief Product Officer and Co-Founder of the Company (the 'Shareholder Company") pays providers for services performed for the Company and the Company then repays the Shareholder Company for such amount. These obligations are short-term in nature and are non-interest bearing. The amount owed to the Shareholder Company as of January 31, 2022 was $57,411. The current amount owed to the Shareholder Company as of August 31, 2022 was $57,411. These advances do not carry an interest rate and do not have a maturity date.

(d) In December 2019, the brother of Vanessa Gabriel, the CEO and Co-Founder of the Company, and Jade Gabriel, Chief Product Officer and Co-Founder of the Company, provided an advance to the Company in the amount of $3,100. The advance does not carry an interest rate and does not have a maturity date.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.dropdelivery.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Vanessa Gabriel
———————————————————
(Signature)

Vanessa Gabriel
———————————————————
(Name)

Chief Executive Officer
———————————————————
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vanessa Gabriel
———————————————————
(Signature)

Vanessa Gabriel
———————————————————
(Name)

Director
———————————————————
(Title)

October 19, 2022
———————————————————
(Date)

/s/Marc Lopez
———————————————————
(Signature)

Marc Lopez
———————————————————
(Name)

Director
———————————————————
(Title)

October 19, 2022
———————————————————
(Date)

/s/Jade Gabriel
_____
(Signature)

Jade Gabriel
_____
(Name)

Director
_____
(Title)

October 19, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Drop Delivery Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Drop Delivery Inc. (the "Company") as of January 31, 2022 and 2021, the related statements of operations, stockholders' deficit, and cash flows for the periods then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has generated no revenues to date, suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ TAAD LLP

TAAD LLP

We have served as the Company's auditor since 2021
Diamond Bar, CA
October 4, 2022

DROP DELIVERY INC.
BALANCE SHEETS

		January 31, 2022		January 31, 2021
ASSETS				
Current assets:				
Cash	$	19,151	$	409,131
Accounts receivable		7,010		1,194
Other receivable		—		3,000
Total current assets		26,161		413,325
Total Assets	$	26,161	$	413,325
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable and accrued liabilities	$	188,972	$	37,302
Deferred revenue		54,718		8,655
Due to related parties		101,176		64,362
Total current liabilities		344,866		110,319
Non-current liabilities:				
Note payable		36,482		—
Total Liabilities		381,348		110,319
Commitments and contingencies		—		—
Stockholders' equity (deficit):				
Common stock, no par value, 90,000,000 shares authorized; 12,661,656 and 12,538,217 shares issued and outstanding at January 31, 2022 and 2021, respectively		—		—
Additional paid-in capital		1,099,036		954,023
Accumulated deficit		(1,454,223)		(651,017)
Total Stockholders' Equity (Deficit)		(355,187)		303,006
Total Liabilities and Stockholders' Equity (Deficit)	$	26,161	$	413,325

See accompanying Notes to the Financial Statements

DROP DELIVERY INC.
STATEMENTS OF OPERATIONS

	For the Twelve Months Ended January 31, 2022	For the Twelve Months Ended January 31, 2021
Net revenues	$ 739,264	$ 240,655
Operating expenses:		
Selling and marketing	92,047	34,321
General and administrative	1,449,263	847,965
Total operating expense	1,541,310	882,286
Operating loss	(802,046)	(641,631)
Other (expense):		
Interest expense	(360)	(937)
Economic Injury Disaster Grant	—	5,000
Total other (expense)	(360)	4,063
Loss before provision for income taxes	(802,406)	(637,568)
Provision for income taxes	800	800
Net loss	$ (803,206)	$ (638,368)
Weighted average shares basic and diluted	12,650,623	8,550,878
Weighted average basic and diluted loss per common share	$ (0.06)	$ (0.07)

See accompanying Notes to the Financial Statements

DROP DELIVERY INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance – January 31, 2020	— $	— $	— $	(12,649) $	(12,649)
Sale of common stock, net of fees	1,311,418	—	889,690	—	889,690
Issuance of Founders' common stock	10,000,000	—	—	—	—
Common stock issued for services	1,226,799	—	43,250	—	43,250
Stock option expense	—	—	21,083	—	21,083
Net loss	—	—	—	(638,368)	(638,368)
Balance – January 31, 2021	12,538,217	—	954,023	(651,017)	303,006
Sale of common stock, net of fees	115,364	—	85,202	—	85,202
Common stock issued for services	8,075	—	—	—	—
Stock option expense	—	—	59,811	—	59,811
Net loss	—	—	—	(803,206)	(803,206)
Balance – January 31, 2022	12,661,656 $	— $	1,099,036 $	(1,454,223) $	(355,187)

See accompanying Notes to the Financial Statements

DROP DELIVERY INC.
STATEMENTS OF CASH FLOWS

	For the Twelve Months Ended January 31, 2022		For the Twelve Months Ended to January 31, 2021	
Cash flows from operating activities:				
Net loss	$	(803,206)	$	(638,368)
Adjustment to reconcile net loss to net cash used in operating activities:				
Common stock issued for services		—		43,250
Stock option expense		59,811		21,083
Changes in operating assets/liabilities:				
Accounts receivable		(5,816)		(943)
Other receivable		—		3,000
Accounts payable and accrued liabilities		151,670		32,136
Deferred revenue		46,063		5,976
Net cash used in operating activities		(551,478)		(533,866)
Cash flows from financing activities:				
Proceeds from sale of common stock, net of fees		88,202		886,690
Proceeds from issuance of notes payable		36,482		125,000
Net advances from related parties		36,814		55,662
Repayment of notes payable		—		(125,000)
Net cash generated from financing activities		161,498		942,352
Net change in cash		(389,980)		408,486
Cash, beginning of period		409,131		645
Cash, end of period	$	19,151	$	409,131
Supplemental disclosures of cash flow information				
Cash paid during the period for:				
Interest	$	360	$	937
Taxes	$	—	$	—

See accompanying Notes to the Financial Statements

DROP DELIVERY INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

Organization and Business

We were incorporated on June 14, 2019 in the State of California. On October 7, 2019 we changed our name to Drop Technologies Inc. by filing a Certificate of Amendment of Articles of Incorporation with the state of California and on August 31, 2020, we changed our name back to Drop Delivery Inc by filing another Certificate of Amendment to our Articles.

Our Company is in the business of offering a full-service suite of software for Cannabis retailers from which we derive revenues for subscriptions, set-up fees and SMS texting packages. The software suite provides the retailers with their own branded e-commerce app allowing for the retailers to customize reward and loyalty programs, SMS texting features and smart deals to increase retailers' revenues. Our software also provides retailers with last mile delivery logistics, features for compliancy with state regulations and various reporting options.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). Our Company's year-end is January 31.

Going Concern Considerations

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of our Company as a going concern. We have an accumulated deficit of $1,454,223 as of January 31, 2022 and, although we were able to raise $974,892 in net proceeds from the sale of our common stock over the last two years, the continuation of our Company as a going concern is dependent upon our ability to raise additional funds and/or through the attainment of profitable operations. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. If our working capital needs are not met and we are unable to obtain adequate capital, we could be forced to cease operations.

The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for

inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

As previously noted, the fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include accounts receivable, accounts payable and accrued liabilities, deferred revenue and related-party advances. Fair values for these items were assumed to approximate carrying values because of their short-term nature or their status of being payable on demand.

Accounts Receivable

Accounts receivable are stated at estimated net realizable value. Accounts receivable are comprised of balances due from a collecting service who handles customer payments and are stated net of estimated allowances for uncollectible amounts. In determining the collections on our accounts, historical trends are evaluated, and specific customer issues are reviewed to arrive at appropriate allowances, if any. Accounts receivable at January 31, 2022 and 2021 are $7,010 and $1,194, respectively.

Internal Use Software

We account for costs incurred to develop or purchase computer software for internal use in accordance with Accounting Standards Codification ("ASC") 350-40 "Internal-Use Software" or ASC 350-50 "Website Costs". As required by ASC 350-40, we capitalize the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use computer software are expensed as incurred. Capitalized development costs are amortized on a straight-line basis over a period of five years, management's estimate of the economic life. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

We have determined that, as of January 31, 2022, there have been no expenditures for our software that require capitalization.

Revenue Recognition

At our inception, we adopted ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Under this guidance, operating revenue is recognized at the time a good or service is transferred to a customer and the customer receives the service performed. Our revenue arrangements with customers are predominantly short-term in nature involving a single performance obligation related to the delivery of the service and generally provide for transfer of control at the time payment for the service is received.

Our reported net revenue consists principally of sales of monthly subscriptions for the use of our Cannabis delivery services software. Customer payments are typically received in advance of providing the monthly services, and we recognize our revenue evenly throughout the period in which the services are provided. Our services are typically provided digitally.

We exclude from the measurement of the transaction price, if applicable, all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer, including sales, use, excise, value-added, and franchise taxes (collectively referred to as sales taxes). Sales taxes which may be collected are not recognized as revenue but are included in accounts payable on the balance sheets as they would ultimately be remitted to governmental authorities. No such taxes have yet been charged or collected.

We have elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to recognize the promised amount of consideration without adjusting for the effects of a significant financing component if the contract has a duration of one year or less. Our revenue arrangements are short-term in nature and do not have significant financing components, therefore we have not adjusted consideration.

Common Stock Issued for Services

Our accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force ("EITF") 96-18, *Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, codified into ASC 505 *Equity*. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement at various performance completion dates, and for unvested instruments, at each reporting date. Compensation expense, once recorded, may not be reversed.

Stock option grants are valued using a Black-Scholes option valuation model. The assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected term of the award. The risk-free rate of interest was based on the U.S. Treasury bond rates appropriate for the expected term of the award. There are no expected dividends as we do not currently plan to pay dividends on our common stock. Expected stock price volatility was based on historical volatility levels of our common stock. The expected term is estimated by using the actual contractual term of the awards and the expected length of time for the employees to exercise the awards.

Income Taxes

We account for income taxes in accordance with ASC 740 - *Income Taxes*, which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Net Loss Per Share

We compute net income (loss) per share in accordance with ASC 260, *Earnings per Share*. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period unless the impact of those shares on the EPS calculation would be anti-dilutive. As of January 31, 2022 and 2021, we had no potentially dilutive shares.

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3.   Related Parties Transactions

Due to Related Parties

From time to time, we received advances from our officers and directors. In addition, a company owned by one of our founding shareholders (the "Shareholder Company") pays service providers for services performed for our Company and we repay the Shareholder Company. All amounts owed to related parties are short-term and non-interest bearing. Imputed interest is considered insignificant.

Amounts owed to related parties as of January 31, 2022 and 2021 consisted of the following:

	2022		2021
Owed to Officers, Director	$ 40,665	$	3,851
Owed to Shareholder	3,100		3,100
Owed to Shareholder Company	57,411		57,411
Total	$ 101,176	$	64,362

Leased Facilities

We currently occupy approximately 1,200 square feet in an office in Venice, California. The entire office space is leased under a Commercial Lease Agreement "CLA") between the landlord and the Shareholder Company that began on August 1, 2019 and terminates on July 31, 2022. Our Company makes monthly lease payments under a verbal month-to-month lease arrangement with the Shareholder Company, but we have no obligation to the landlord under the CLA. Neither is there any future rent obligation to the Shareholder Company if we decide to find other office space.

4.   Note Payable

PPP Loan

Effective February 2, 2021 we entered into a Paycheck Protection Program Promissory Note and Agreement ("PPP Loan") with Wells Fargo Bank ("Lender") in the amount of $36,482. The PPP Loan, which is unsecured, bears interest at 1.0% per annum and is subject to forgiveness, in whole or in part, in accordance with the Paycheck Protection Program requirements. The amount of principal and interest that remain unforgiven matures five (5) years from the date the PPP Loan was executed by the Lender. We recorded interest expense of $360 for this loan during the fiscal year ended January 31, 2022.

On May 5, 2022 we received notification that the full amount of the PPP Loan was forgiven. During the year ending January 31, 2023, we will record an extinguishment of debt to reflect the loan forgiveness.

Consultant Loan

On April 27, 2020, we issued a Promissory Note to Swell Holdings, LLC, a consultant to our Company, in the principal amount of $125,000. The note was repayable on the six-month anniversary of the date issued (the "Maturity Date"). The note bore no interest if repaid within 30 days and bore interest at 1.5% per annum if repaid by the Maturity Date. The note principal and interest were repaid in full on October 6, 2020. Interest accrued on this note totaled $937 during the fiscal year ended January 31, 2021.

5.   **Capital Stock**

Common Stock

We are authorized to issue 90,000,000 shares of our no-par value common stock and each holder is entitled to one (1) vote on all matters subject to a vote of stockholders.

During the fiscal years ended January 31, 2022 and 2021, we had the following activity in our common stock:

Sale of Common Stock

On March 27, 2020 we entered into an agreement with Equifund Crowd Funding Portal Inc. in which Equifund agreed to act as our Company's exclusive crowdfunding portal in connection with an offering of our common stock to raise a maximum amount of $1,070,000. Our stock was priced at $0.75 per share for purposes of this offering. Under the agreement, we agreed to pay Equifund at each closing of the transactions contemplated by this agreement a cash fee equal to 7% of the gross amount raised plus 7% in shares of our Company prorated to the amount sold at each closing. We also agreed to pay Equifund a $10,000 due diligence fee.

The following table summarizes the results of our offering of common stock with Equifund:

	Fiscal Year Ended January 31, 2022		Fiscal Year Ended January 31, 2021
Shares of common stock issued	115,364		1,311,418
Gross proceeds:			
Proceeds from sale of common stock	$ 86,514	$	983,354
Less fees paid to broker:			
cash fee, credit card fees, final fee adjustments	(1,312)		(83,664)
Due diligence fee	—		(10,000)
Total net proceeds	85,202		889,690
Adjustment for proceeds received in subsequent period	3,000		(3,000)
Proceeds received in reporting period	$ 88,202	$	886,690

Shares Issued to Founders

During the fiscal year ended January 31, 2021, we issued 10,000,000 of our common shares to six founders. Nothing was recorded for these issuances.

Shares Issued to Advisors and Consultants:

During the fiscal years ended January 31, 2022 and 2021, we issued 8,075 and 91,799 shares to Equifund under the arrangement described in "Sale of Common Stock" above.

During the fiscal year ended January 31, 2021, we issued 35,000 shares to two advisors which we valued at $26,250 or $0.75 per share. In addition, we issued 1,100,000 shares to two consultants which we valued at $17,000, the value of which was based on documentation supplied by the consultants for the value of the services provided.

In connection with the shares issued to advisors and consultants, we recorded general and administrative expense in the fiscal years ended January 31, 2022 and 2021 totaling zero and $43,250, respectively.

Stock Options Issued to Advisors

Effective February 24, 2021, we entered into an Advisor Agreement with an individual for which the only compensation was the advisor's right to purchase 50,000 shares of our common stock. During the fiscal year ended January 31, 2021, we entered into Advisor Agreements with two individuals for which the compensation was the advisors' right to purchase a total of 136,350 shares of our common stock. The exercise price under all three agreements, as amended, is $0.001 per share. So long as each Advisor continues to be retained by our Company, the options may be exercised according to the schedules outlined in each Advisor Agreement beginning on the one-year anniversary of the date of each agreement. The option in the fiscal 2022 vests over a period of four years and the options in both fiscal 2021 agreements vest over a period of two years.

The fair value of each option was estimated on the respective dates of grant using the Black-Scholes option pricing model resulting in fair values totaling $139,579 for all three agreements. We are amortizing the resulting stock option valuations to expense over the expected service period of the underlying Advisor Agreements. For the fiscal years ended January 31, 2022 and 2021, we recorded stock option expense of $59,811 and $21,083, respectively.

The assumptions used in determining the fair value of the stock options were as follows:

	Fiscal Year Ended January 31, 2022	Fiscal Year Ended January 31, 2021
Expected term in years	4 years	2 years
Risk-free interest rate	0.62%	0.11% to 0.14%
Annual expected volatility	117.6%	100.0%
Dividend yield	0.00%	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the stock price based on the corresponding volatility of our historical stock price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the minimum term of the underlying Advisor Agreement.

Activity related to stock options for the fiscal years ended January 31, 2022 and 2021 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value – Exercisable Shares
Balance – February 1, 2020	0	—		
Granted – fiscal year ended January 31, 2021	136,350	$ 0.001		
Exercised – fiscal year ended January 31, 2021	—	—		
Balance – January 31, 2021	136,350	0.001	1.59	$ 102,126
Granted – fiscal year ended January 31, 2022	50,000	0.001		
Exercised – fiscal year ended January 31, 2022	—	—		
Balance – January 31, 2022	186,350	$ 0.001		
Exercisable – January 31, 2022	117,792	$ 0.001	3.3	$ 88,226

6.   **Income Taxes**

We have filed tax returns through our fiscal year ended January 31, 2021 and our January 31, 2022 tax returns are on extension. As of January 31, 2022, we have net operating loss carry forwards, on a book basis, of $1,409,438 which may be available to reduce various future years' federal taxable income. Future tax benefits which may result from these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, we have recorded a valuation allowance for the deferred tax asset relating to the net operating loss carry forwards.

The following table presents the current income tax provision for federal and state income taxes for the fiscal years ended January 31, 2022 and 2021:

	Fiscal Year Ended January 31, 2022		Fiscal Year Ended January 31, 2021	
Current tax provisions:				
Federal	$	–	$	–
State		800		800
Total provision for income taxes	$	800	$	800

Reconciliations of the U.S. federal statutory rate to the actual tax rate for the fiscal years ended January 31, 2022 and 2021:

	Fiscal Year Ended January 31, 2022	Fiscal Year Ended January 31, 2021
US federal statutory income tax rate	21.0%	21.0%
State income tax, net of federal benefit	7.0%	7.0%
Stock issued for services	-0.0%	-1.9%
Other permanent differences	-0.2%	-0.0%
Increase in valuation reserve	-27.9%	-26.1%
Total provision for income taxes	0.0%	-0.1%

The components of our deferred tax assets as of January 31, 2022 and 2021 consisted of the following:

	2022		2021	
Net operating loss carry forwards	$	394,062	$	170,274
Less: valuation allowance		(394,062)		(170,274)
Net deferred tax assets	$	–	$	–

During the fiscal year ended January 31, 2022, the valuation reserve increased $223,789 compared to an increase of $166,818 during the fiscal year ended January 31, 2021. In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that our Company will not realize some portion or all of the deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. As a result, management determined, as of January 31, 2022 that it was more likely than not the deferred tax assets would not be realized.

7.   Emergency Economic Injury Grant

On April 21, 2020, we received an Emergency Economic Injury Grant of $5,000. These grants from the Small Business Administration provide an emergency advance to small businesses harmed by COVID-19 and do not require repayment under any circumstances. We recorded this grant in Other Income for the fiscal year ended January 31, 2021.

8.   Subsequent Events

PPP Loan

As discussed in Note 4, effective February 2, 2021 we entered into a PPP Loan in the amount of $36,482. The PPP Loan, among other things, was subject to forgiveness, in whole or in part, in accordance with the Paycheck Protection Program requirements. On May 5, 2022 we received notification that the full amount of the PPP Loan was forgiven. During the year ending January 31, 2023, we will record an extinguishment of debt to reflect the loan forgiveness.

Line of Credit

On April 4, 2022, we entered into a Financing and Security Agreement with a lender under which we may make draws subject to a credit limit. The interest rate and repayment period for each draw is established by the lender at the time of each draw and the lender will deduct a draw fee and a payment processing fee from the amount of each draw. On April 4, 2022, we made a draw of $5,000 under this agreement to be repaid over 26 weeks with a monthly payment of $225.

Loan Agreement

On June 15, 2022, we entered into a Loan Agreement with a lender who manages the collections of our receivables. The amount borrowed under this agreement was $73,000. The loan has a maturity date of December 14, 2023 and has a fixed fee of $9,782 so that the full amount of repayment is $82,782. The loan is repayable through the withholdings of receivable collections with repayments taking place every 60 days beginning June 22, 2022 with a minimum repayment amount of $9,198 each repayment date.

Lease Agreement

As discussed in Note 3, we occupy office space under a lease between the landlord and the Shareholder Company, which lease expires July 31, 2022. Under the lease, we make monthly lease payments in accordance with a verbal month-to-month lease arrangement with the Shareholder Company. Effective August 1, 2022, we executed an Addendum to Renew or Extend Lease Agreement with the landlord under which our Company became directly liable for all lease obligations. The lease renewal expires August 31, 2025. Monthly rent expense is as follows: $6,441 for the period August 1, 2022 through July 31, 2023; $6,763 for the period August 1, 2023 through July 31, 2024; $7,101 for the period August 1, 2024 through the end of the lease period.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

DROP DELIVERY, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Drop Delivery, Inc., a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $14,000,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $500,000.00 USD ("**Early Investors**"), and $16,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $500,000.01 USD to $5,000,000.00 USD ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. *Events*

   (a) **Equity Financing**.

       (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, no par value, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

DROP DELIVERY, INC.

By:
Name: Vanessa Gabriel
Title: Chief Executive Officer
Address: 2554 Lincoln Blvd , #405, Venice, CA 90921, United States
Email: vanessa@dropdelivery.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by DROP DELIVERY, INC. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Drop Delivery, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information **("PII")** in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                  Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, President

Date: Date:

COMPANY:

Drop Delivery, Inc.

By:

Name: Vanessa Gabriel, CEO

Date:

EXHIBIT C

Video Transcript

Cannabis Delivery Software

Powered by Drop

Start delivery

Route detected.

A delivery experience without compromise.

Changing the way cannabis companies deliver forever.

Software that delivers.

Safe. Convenient. Reliable.

Because you deserve it.

A rewarding experience.

Powering thousands of cannabis deliveries daily

Dropdelivery.com

EXHIBIT D

Testing The Waters Communications

 

Company Name	Drop Delivery

Logo	

Headline	Empowering cannabis companies to deliver more and worry less

Slides	

Tags	Minority Founders, E-commerce, Cannabis, B2B, SAAS, $1M+ raised, $500K+ revenue, Startups, Coming soon

Pitch text	## Summary

- Founders have a successful exit with a previous cannabis startup in 2019
- The only all-in-one delivery management software for cannabis retailers
- Profitable with $94K+ in MRR and a $1M+ run rate as of 2/1/22
- 219% YoY revenue growth, 204% MRR YoY growth, $1800 ARPA
- $44M+ in GMV transactions and over 351K+ successful deliveries all time
- Oversold our initial crowdfunding raise at max of $1.07M in 2020 in 6 weeks
- Featured in Forbes, Entrepreneur, Benzinga, Yahoo! Finance, and more

Problem

The cannabis industry has unmet software needs

Using multiple software solutions poses huge financial & operational problems for cannabis retailers

—

Traditionally, dispensaries and delivery companies have had no choice but to use multiple software platforms to run their day-to-day operations. This **fragmented software stack** creates silos and inefficiencies that lead to **higher costs, operational inefficiencies, compliance risk**—and ultimately, **loss of revenue** from a poor customer experience.


EXAMPLE OF A NON DROP CLIENT USING
MULTIPLE SOFTWARE PROVIDERS
Point of Sale
IndicaOnline
E-commerce
Jane
springbig
CRM, Loyalty & SMS
onfleet
Last Mile Logistics
Estimated Pricing:
Average $1,500-2,000/Month

Solution

The cannabis industry's first and only all-in-one delivery management solution

Drop Delivery empowers cannabis businesses to **deliver more** and **manage less**. We provide retailers with the essential tools to take control of their business—with customized e-commerce solutions, cannabis-specific delivery logistics, compliance reporting, powerful integrated marketing tools, and inventory management all built-in.

We are the **industry's only, all-in-one, turnkey delivery management solution** that offers all of these services and tools in **one single easy-to-use platform.**


Retailers want the Power of
a Single Stack Solution
Point of Sale
E-commerce
drop
CRM, Loyalty & SMS
Last Mile Logistics
Subscriptions starting at $499/month
Over 60% Cost Savings

Product

Drop Delivery increases retailers' revenue

by streamlining operations and decreasing cost

—

Our platform offers advanced technology that allows businesses to manage inventory, dispatch, driver logistics, marketing tools, digital loyalty programs, and built-in retention tools.

Actionable data helps our clients drive **personalized marketing campaigns, smart deals,** and **promotions**—all from their own white-labeled mobile app.


Simple. Beautiful.
E-Commerce



Sophisticated
Last Mile Logistics

Informative
Dashboard Database

Automated
Marketing
Create SMS Campaign
150 Points
Total Points
259
150 Points

Traction

Drop is a profitable and fast growing SaaS company

We've seen **219% YoY revenue growth** and **204% YoY MRR growth** from $27K to $82K.

Since our launch, we have clients in 6 states and 2 Canadian provinces, raised $1.1M, launched 5 new products, and established 4 strategic partner integrations. As of Jan 2022, **over $44M of Gross Merchandise Volume** has been processed on our platform. We've seen **351K+ Drop Deliveries completed** with over **351K+ registered users**.



CONSTANTLY GROWING
drop
$44 MILLION
DOLLARS PROCESSED
ALL TIME AS OF JAN 2022









PRODUCT MARKET FIT drop

351,483
TOTAL DROPS

ALL TIME AS OF JAN 2022

GROWING DAILY drop

351,293
REGISTERED USERS

ALL TIME AS OF JAN 2022

WE MAKE MONEY drop

CURRENT MRR DEC 2021	PREVIOUS MRR DEC 2020
$82,649	$27,124

204% Growth Y/Y

FINANCIAL STATS AS OF DEC 2021

WE MAKE MONEY drop

CURRENT ARPA DEC 2021	PREVIOUS ARPA DEC 2020
$1,687	$597

182% Growth Y/Y

FINANCIAL STATS AS OF DEC 2021

Customers

More revenue, less stress

Our primary goal is to help businesses grow and succeed. Our unique software is designed to help cannabis retailers in particular achieve higher profit margins under the existing regulations surrounding cannabis, while streamlining operations and increasing customer retention.

So far, our clients have praised our platform for giving them **higher average order values, decreased stress,** and **increased customer retention**.

"Being able to easily track inventory, drivers, as well as plan routes for optimum efficiency has been an absolute GAMECHANGER! This software 100% helped us stand out from every other delivery company we were in competition with! I can't thank the Drop Delivery team enough for what they have put together and helping my company grow exponentially!"

"With drop delivery I am a much calmer happier business owner and my business is thriving. Not many can say that during this time. I am very very blessed thank you so so much my wonderful drop delivery team I cannot thank you enough!"

"I've been doing this for about 7 years and I have actually kept everything in my brain until now!!! This is literally keeping my members beyond happy and keeping me sane."

"We're loving the platform and we've saved over 38,000 in labour costs since switching. 6 stars."

"You thought of everything we need."

Business Model

Strong revenue growth driven by a robust SaaS model

Through our SaaS model, we offer monthly tiered subscription pricing and charge a service fee of $0.99 per order. In addition, we sell add-on marketing packages and services.

With this unique revenue model, we've seen over **219% YoY revenue growth** and have **increased our MRR from $27k to $82K** in one year.

AFFORDABLE AND SIMPLE PRICING drop

Monthly
Subscription Pricing
One Time Setup Fee $1,200

Add Ons:

- SMS Texting
- SEO Marketing

Seed	Grow	Harvest	Enterprise
$499	$799	$1,250	$2,100 +
0 - 299 drops	300 - 799 drops	800-1,200 drops	1,200+ drops
2,000 txts provided	6,000 txts provided	12,000 txts provided	20,000 txts provided
+$.99/drop tech fee	+$.99/drop tech fee	+$.99/drop tech fee	$1.75-$2/drop
			+$.99/drop tech fee



Market

The cannabis industry is exploding

The global legal marijuana market size is expected to reach $145B by 2025, with $41B of that in the US alone. 44 states, plus the District of Columbia, have passed laws legalizing marijuana in some form—and in 2021, **60% of retail cannabis purchases were delivered.**



44 States

Current

Plus The District of Columbia currently have passed
laws broadly legalizing marijuana in some form



Sources: Grand View Research, Headset, New Frontier Data, Weedmaps, DISA

Competition

Drop Delivery is a first-to-market, all-in-one solution

Drop Delivery is the **first all-in-one platform** designed to help cannabis retailers sell cannabis products, handle inventory management, all while offering a best-in-class delivery experience to their customers—and staying compliant with regulations.

Our powerful platform offers every feature needed to maintain complete control over every aspect of the order and delivery process. We also provide automated marketing tools and data insights for our clients, to help them better understand their business.

We Beat Out the Competition

Products	drop	Jane	IndicaOnline	springbig	onfleet
SMS Texting	✓	✗	✗	✓	✗
eCommerce	✓	✓	✗	✗	✗
Loyalty	✓	✗	✗	✓	✗
Last Mile	✓	✗	✗	✗	✓
Dynamic Inventory	✓	✗	✓	✗	✗
Metrc Certified	✓	✗	✓	✗	✗
Automated Marketing Tools	✓	✗	✗	✗	✗
Smart Deals	✓	✗	✗	✗	✗
CRM	✓	✗	✓	✓	✗
Digital Payments	✓	✓	✓	✗	✗

Vision

On a mission to change the future of delivery

We aren't just focusing on cannabis retailers. Our aim is to **empower SMB retailers globally in other industries** to use the power and efficiency of on-demand and delivery technology as part of their day-to-day business.



Investors

$1.1M raised to date, looking to expand

We had a successful and oversubscribed crowdfunding raise in 2020, **raising $1.1M from over 1.9K+ backers**. We used this raise as an opportunity to **prove**

product-market fit and **more than triple our revenue**.

We are now raising funds to support our **strategic expansion into new markets, grow our team, and continue to build out new features and products.**



Backed by industry experts

We're advised by industry experts, including the creators of some of the **biggest brands in the cannabis space**—MJ Freeway, House of Saka, and Akerna, the first cannabiz listed on Nasdaq (KERN). Our advisors know how to build and scale a successful and profitable business in this unique sector.

Backed By Experts



Jessica Billingsley
Chairman of the Board
& CEO of Akerna



Kristin Jordan
Executive Director of
Asian Cannabis Roundtable



Cynthia Salazarideh
Founder of House of Saka
Co-Founder of Green Market Media



Jeff Katz
CEO of MassPay Inc



Ran Grushkowsky
COO/CTO of USEND

Founders

A winning team


drop
Quincy Taylor
Sales Director
Vanessa Gabriel
CEO
Marc Lopez
CTO
Jade Gabriel
CPO

The Drop Delivery founding team has a **track record of wins in the cannabis industry, e-commerce, and mobile app building, with a successful acquisition under their belts.**


As seen in...
BUSINESS INSIDER
yahoo! finance
WEED QUEENS
Disrupt
CANNABISLAB
PYMNTS.com
THRIVE GLOBAL
WOMEN & WEED
INFLUENCIVE
cannabis&tech today
Forbes NEXT 1000
Forbes
THINKING OUTSIDE THE BUD
MARIJUANA VENTURE
Blunt BUSINESS
B2 The Business of Business
Green Market Report
RollingStone
Entrepreneur
MARIJUANA VENTURE
THE FUTURE OF DELIVERY
BEYOND ORGANIC
Forbes NEXT 1000
40 UNDER 40
VANESSA GABRIEL
MARC LOPEZ
JADE GABRIEL

Team

Vanessa Gabriel	CEO & Co-Founder	This 29-year old serial entrepreneur created three startups in college before she co-founded Greenlight Technologies (sold to Leafbuyer in 2018 after only 9 months of operation). Vanessa is a notable female founder and AAPI in the cannabis space.
Marc Lopez	CTO & Co-founder	Serial entrepreneur. Marc co-founded Greenlight Technologies, an order-ahead and digital loyalty software in the cannabis industry acquired in 2018 by publicly-traded Leafbuyer Technologies; he co-founded two vape software companies in 2015.
Jade Gabriel	CPO & Co-founder	Award winning UI/UX designer. Jade has led product teams for social streaming, fashion, mobile commerce, and cannabis. Her products have grossed over $65 million in sales transactions.
Quincy Taylor	Sales Director	Quincy has 6+ years of experience in the cannabis industry from managing dispensaries to selling software.

Perks

FAQ

You say Drop is a delivery management platform, and it's also a delivery growth platform. Can you explain?

Our platform's features and functions support a company's growth in numerous ways.

For instance, a client can grow their customer base by allowing users to refer friends for rewards in our digital loyalty program. That word of mouth marketing, people telling their friends, is especially priceless for cannabis companies that are restricted in their advertising.

Then our loyalty program goes on to help the client retain those customers.

Our new Drop Kit mobile inventory feature allows a dispensary to extend the territory it covers, serving customers in more areas.

The platform also allows businesses to grow into the business they envision. As one of our clients told us this year, "With Drop I can take over the whole state. I always envisioned expanding my delivery service to offer state wide service but I knew it would take so many dispatchers to handle all those calls and that has been my main barrier to expansion, I don't know where to set up a call center and that could cost me and $2K/week. With this app we're going to be able to take over the state."

Why is the Apple App Store news so big for Drop?

Apple recently overturned a ban on cannabis delivery apps with a commerce element. Our clients can now have a commerce app featured in the App Store for download by iPhone users.

This allows us to expand the Drop experience onto a native platform. We can use our previous experience with building native apps and combine that with our current best-in-class e-commerce experience, which gives us a huge advantage over competitors.

We've always been mobile-first, we have data that no one else has.

What's the makeup of your software being used in bigger name companies vs smaller companies?

A majority of our clients are small to medium sized businesses but we also have some enterprise clients as well.

Who are your competitors in the market?

While we don't have any direct competitors there are other companies that provide niche services such as just SMS marketing, or last mile logistics, etc. No other company offers our exact suite of services.

Does Drop intend to stay private, plan to IPO, or hope to be acquired?

We are open to all scenarios for an exit and hope to maximize the opportunity for our shareholders when the situation arises.

 

Company Name	Drop Delivery

Logo



Headline   All-in-one delivery management solution for cannabis retailers

Slides



Tags	Women Founders, Latinx Founders, Companies, SaaS, Cannabis, AAPI Founders, Coming Soon, $1M+ raised, B2B, $1M+ revenue

Pitch text	

Summary

- Founders have a successful exit with a previous cannabis startup in 2019
- The only all-in-one delivery management software for cannabis retailers
- Profitable with $94K+ in MRR and a $1M+ run rate as of 2/1/22
- 219% YoY revenue growth, 204% MRR YoY growth, $1800 ARPA
- $44M+ in GMV transactions and over 351K+ successful deliveries all time
- Oversold our initial crowdfunding raise at max of $1.07M in 2020 in 6 weeks
- Featured in Forbes, Entrepreneur, Benzinga, Yahoo! Finance, and more

Problem

The cannabis industry has unmet software needs

Using multiple software solutions poses huge financial & operational problems for cannabis retailers

—

Traditionally, dispensaries and delivery companies have had no choice but to use multiple software platforms to run their day-to-day operations. This **fragmented software stack** creates silos and inefficiencies that lead to **higher costs, operational inefficiencies, compliance risk—**and ultimately, **loss of revenue** from a poor customer experience.


EXAMPLE OF A NON DROP CLIENT USING
MULTIPLE SOFTWARE PROVIDERS
Point of Sale
IndicaOnline
E-commerce
Jane
springbig
CRM, Loyalty & SMS
onfleet
Last Mile Logistics
Estimated Pricing:
Average $1,500-2,000/Month

Solution

The cannabis industry's first and only all-in-one delivery management solution

Drop Delivery empowers cannabis businesses to **deliver more** and **manage less**. We provide retailers with the essential tools to take control of their business—with customized e-commerce solutions, cannabis-specific delivery logistics, compliance reporting, powerful integrated marketing tools, and inventory management all built-in.

We are the **industry's only, all-in-one, turnkey delivery management solution** that offers all of these services and tools in **one single easy-to-use platform.**


Retailers want the Power of a Single Stack Solution
Point of Sale
E-commerce
drop
CRM, Loyalty & SMS
Last Mile Logistics
Subscriptions starting at $499/month
Over 60% Cost Savings

Product

Drop Delivery increases retailers' revenue

by streamlining operations and decreasing cost

—

Our platform offers advanced technology that allows businesses to manage inventory, dispatch, driver logistics, marketing tools, digital loyalty programs, and built-in retention tools.

Actionable data helps our clients drive **personalized marketing campaigns, smart deals**, and **promotions**—all from their own white-labeled mobile app.


Simple. Beautiful.
E-Commerce


Sophisticated
Last Mile Logistics


Informative
Dashboard Database


Automated
Marketing
Create SMS Campaign
9:41
150 Points
Menu
Rewards
Deals
Redeemable Rewards
Points: low to high
Total Points
259
150 Points

Traction

Drop is a profitable and fast growing SaaS company

We've seen **219% YoY revenue growth** and **204% YoY MRR growth** from $27K to $82K.

Since our launch, we have clients in 6 states and 2 Canadian provinces, raised $1.1M, launched 5 new products, and established 4 strategic partner integrations. As of Jan 2022, **over $44M of Gross Merchandise Volume** has been processed on our platform. We've seen **351K+ Drop Deliveries completed** with over **351K+ registered users**.


CONSTANTLY GROWING
drop
$44 MILLION
DOLLARS PROCESSED
ALL TIME AS OF JAN 2022


PRODUCT MARKET FIT
drop
351,483
TOTAL DROPS
ALL TIME AS OF JAN 2022







GROWING DAILY drop

351,293

REGISTERED USERS

ALL TIME AS OF JAN 2022

WE MAKE MONEY drop

CURRENT MRR
DEC 2021

$ 82,649

204% Growth Y/Y

PREVIOUS MRR
DEC 2020

$ 27,124

FINANCIAL STATS AS OF DEC 2021

WE MAKE MONEY drop

CURRENT ARPA
DEC 2021

$ 1,687

182% Growth Y/Y

PREVIOUS ARPA
DEC 2020

$ 597

FINANCIAL STATS AS OF DEC 2021

Customers

More revenue, less stress

Our primary goal is to help businesses grow and succeed. Our unique software is designed to help cannabis retailers in particular achieve higher profit margins under the existing regulations surrounding cannabis, while streamlining operations and increasing customer retention.

So far, our clients have praised our platform for giving them **higher average order values, decreased stress,** and **increased customer retention**.

"Being able to easily track inventory, drivers, as well as plan routes for optimum efficiency has been an absolute GAMECHANGER! This software 100% helped us stand out from every other delivery company we were in competition with! I can't thank the Drop Delivery team enough for what they have put together and helping my company grow exponentially!"

"With drop delivery I am a much calmer happier business owner and my business is thriving. Not many can say that during this time. I am very very blessed thank you so so much my wonderful drop delivery team I cannot thank you enough!"

"I've been doing this for about 7 years and I have actually kept everything in my brain until now!!! This is literally keeping my members beyond happy and keeping me sane."

"We're loving the platform and we've saved over 38,000 in labour costs since switching. 6 stars."

"You thought of everything we need."

Business Model

Strong revenue growth driven by a robust SaaS model

Through our SaaS model, we offer monthly tiered subscription pricing and charge a service fee of $0.99 per order. In addition, we sell add-on marketing packages and services.

With this unique revenue model, we've seen over **219% YoY revenue growth** and have **increased our MRR from $27k to $82K** in one year.


AFFORDABLE AND SIMPLE PRICING
drop
Monthly
Subscription Pricing
One Time Setup Fee $1,200
Add Ons:
- SMS Texting
- SEO Marketing
Seed
$499
0 - 299 drops
2,000 txts provided
+$.99/drop tech fee
Grow
$799
300 - 799 drops
6,000 txts provided
+$.99/drop tech fee
Harvest
$1,250
800-1,200 drops
12,000 txts provided
+$.99/drop tech fee
Enterprise
$2,100 +
1,200+ drops
20,000 txts provided
$1.75-$2/drop
+$.99/drop tech fee


REVENUE PROJECTIONS
drop
OUR BRIGHT
FINANCIAL FUTURE
ACTUALIZED
$257K
2020
ACTUALIZED
$723K
2021
$2.1M
2022
$7.3M
2023
$16.6M
2024

Market

The cannabis industry is exploding

The global legal marijuana market size is expected to reach $145B by 2025, with $41B of that in the US alone. 44 states, plus the District of Columbia, have passed laws legalizing marijuana in some form—and in 2021, **60% of retail cannabis purchases were delivered.**



44 States

Current

Plus The District of Columbia currently have passed laws broadly legalizing marijuana in some form



Sources: Grand View Research, Headset, New Frontier Data, Weedmaps, DISA

Competition

Drop Delivery is a first-to-market, all-in-one solution

Drop Delivery is the **first all-in-one platform** designed to help cannabis retailers sell cannabis products, handle inventory management, all while offering a best-in-class delivery experience to their customers—and staying compliant with regulations.

Our powerful platform offers every feature needed to maintain complete control over every aspect of the order and delivery process. We also provide automated marketing tools and data insights for our clients, to help them better understand their business.

We Beat Out the Competition

Products	drop	Jane	IndicaOnline	springbig	onfleet
SMS Texting	✅	❌	❌	✅	❌
eCommerce	✅	✅	❌	❌	❌
Loyalty	✅	❌	❌	✅	❌
Last Mile	✅	❌	❌	❌	✅
Dynamic Inventory	✅	❌	✅	❌	❌
Metrc Certified	✅	❌	✅	❌	❌
Automated Marketing Tools	✅	❌	❌	❌	❌
Smart Deals	✅	❌	❌	❌	❌
CRM	✅	❌	✅	✅	❌
Digital Payments	✅	✅	✅	❌	❌

Vision And Strategy

On a mission to change the future of delivery

We aren't just focusing on cannabis retailers. Our aim is to **empower SMB retailers globally in other industries** to use the power and efficiency of on-demand and delivery technology as part of their day-to-day business.



Funding

$1.1M raised to date, looking to expand

We had a successful and oversubscribed crowdfunding raise in 2020, **raising $1.1M from over 1.9K+ backers**. We used this raise as an opportunity to **prove product-market fit** and **more than triple our revenue**.

We are now raising funds to support our **strategic expansion into new markets, grow our team, and continue to build out new features and products.**



Sales & Marketing
20%

Administration
10%

Product Development
25%

Organizational Growth
45%

Backed by industry experts

We're advised by industry experts, including the creators of some of the **biggest brands in the cannabis space**—MJ Freeway, House of Saka, and Akerna, the first cannabiz listed on Nasdaq (KERN). Our advisors know how to build and scale a successful and profitable business in this unique sector.

Backed By Experts



Jessica Billingsley
Chairman of the Board
& CEO of Akerna



Kristin Jordan
Executive Director of
Asian Cannabis Roundtable



Cynthia Salazarideh
Founder of House of Saka
Co-Founder of Green Market Media



Jeff Katz
CEO of MassPay Inc



Ran Grushkowsky
COO/CTO of USEND

Founders

A winning team


drop
Quincy Taylor
Sales Director
Vanessa Gabriel
CEO
Marc Lopez
CTO
Jade Gabriel
CPO

The Drop Delivery founding team has a **track record of wins in the cannabis industry, e-commerce, and mobile app building, with a successful acquisition under their belts.**


As seen in...
yahoo! finance
BUSINESS INSIDER
WEED QUEENS
Disrupt
CANNABIS BUSINESS COACH THE PODCAST
THRIVE GLOBAL
WOMEN & WEED
CANNABIS LAB
PYMNTS.com
INFLUENCIVE
cannabis&tech today
Forbes NEXT 1000
Forbes
THINKING OUTSIDE THE BUD
MARIJUANA VENTURE
Blunt BUSINESS
B2 The Business of Business
Green Market Report
Entrepreneur
RollingStone


PLANET 13: THE WORLD'S LARGEST DISPENSARIES
MARIJUANA VENTURE
THE FUTURE OF DELIVERY
BEYOND ORGANIC
SPECIAL: GUIDE TO CANNABIS IN ILLINOIS
Forbes
NEXT 1000
Rising stars of Cannabis
40 UNDER 40
Gwyneth Paltrow
Vanessa Gabriel
VANESSA GABRIEL
MARC LOPEZ
JADE GABRIEL
BEGINNINGS

Team

Vanessa Gabriel	CEO & Co-Founder	This 29-year old serial entrepreneur created three startups in college before she co-founded Greenlight Technologies (sold to Leafbuyer in 2018 after only 9 months of operation). Vanessa is a notable female founder and AAPI in the cannabis space.

Marc Lopez	CTO & Co-founder	Serial entrepreneur. Marc co-founded Greenlight Technologies, an order-ahead and digital loyalty software in the cannabis industry acquired in 2018 by publicly-traded Leafbuyer Technologies; he co-founded two vape software companies in 2015.
Jade Gabriel	CPO & Co-founder	Award winning UI/UX designer. Jade has led product teams for social streaming, fashion, mobile commerce, and cannabis. Her products have grossed over $65 million in sales transactions.
Quincy Taylor	Sales Director	Quincy has 6+ years of experience in the cannabis industry from managing dispensaries to selling software.

Perks

$500	Investor's name on Drop website
$1,000	Access to product webinars /updates plus exclusive Drop Delivery merch
$10,000	1:1 Zoom with CTO
$25,000	Zoom call with exec team
$50,000	Round of golf in LA or cocktails with the team (NYC or LA)
$100,000	Advisory board seat

FAQ

What's your company's biggest pain point?

As a company, a current pain point is communicating to potential clients how technology is a tool that can help them solve a plethora of problems.

The power of Drop's all-in-one platform can seem intimidating to the average analog business owner.

By prioritizing our in-depth training, help center, and top-tier client relationship management, we find tech-interested cannabis companies come to realize it's quite simple and streamlines their operations, decreases labor costs, gives them valuable data insight, and much more.

We are committed to making the onboarding as easy as possible and to getting clients to experience the value in hours.

How do you match up to Shopify?

Shopify is an e-commerce leader that serves a niche, only solving one client pain point which is the online ordering.

In order to match Drop's suite of services that our clients enjoy today, a Shopify client would need to contract with numerous additional partners and integrations.

Why are you considering expanding into the food

A few major pain points for restaurants became clear during the pandemic when they had to adapt quickly to offer takeout/delivery.

and beverage industry?

Reality set in. Marketplace fees are so high restaurants weren't able to turn a profit. To appear on delivery platforms such as UberEats, Postmates, DoorDash, etc. the fees restaurants had to pay ranged from 18% to 20% of an order. Cities like Los Angeles tried to remedy this situation by imposing a fee cap but the platforms ignored it.

In addition, when restaurants use marketplaces as a middle man the restaurants don't own the customer data that comes through third party platforms. When you order food through DoorDash you're a DoorDash customer, not a customer of the restaurant. That's a lost opportunity for restaurants to use the customer data to their advantage, for instance to turn that one-time customer into a loyal one.

For restaurants marketing with third party apps there is a lack of retention tools such as digital loyalty or automated marketing. The average person probably buys takeout from the same 3-5 restaurants. Why not instead support that restaurant directly by helping their profits by ordering from their own app, earning you digital rewards, and getting you access to special deals and promotions?

From our experience with cannabis delivery, the bigger market opportunity represented by the food industry is appealing since these are all pain points we can solve in a unique and fresh way that hasn't been offered.

Do you provide delivery personnel to retailers?	We only provide the software for retailers and the staffing is up to them. Our software provides retailers: -their own white labeled e-commerce app for their customers to browse their menu and order from, track their digital loyalty and redeem rewards -a hub to manage all of their customer data -a driver app for their drivers to use to complete deliveries -dispatch dashboard to manage their drivers and deliveries With Drop, retailers manage the whole process from the order being placed to a successful delivery.
Is Weedmaps a competitor?	While a leader in the space, Weedmaps focuses on being a marketplace for customers to find local cannabis dispensaries and deliveries. We are actually an integration partner of Weedmaps so they are not a competitor and we encourage all of our clients to utilize the Weedmaps platform as a channel to increase traffic for their business while they use Drop to manage the deliveries.

You say Drop is a delivery management platform, and it's also a delivery growth platform. Can you explain?

Our platform's features and functions support a company's growth in numerous ways.

For instance, a client can grow their customer base by allowing users to refer friends for rewards in our digital loyalty program. That word of mouth marketing, people telling their friends, is especially priceless for cannabis companies that are restricted in their advertising.

Then our loyalty program goes on to help the client retain those customers.

Our new Drop Kit mobile inventory feature allows a dispensary to extend the territory it covers, serving customers in more areas.

The platform also allows businesses to grow into the business they envision. As one of our clients told us this year, "With Drop I can take over the whole state. I always envisioned expanding my delivery service to offer state wide service but I knew it would take so many dispatchers to handle all those calls and that has been my main barrier to expansion, I don't know where to set up a call center and that could cost me and $2K/week. With this app we're going to be able to take over the state."

Why is the Apple App Store news so big for Drop? Can you explain your unfair advantage in the App Store?

Apple recently overturned a ban on cannabis delivery apps with a commerce element. Our clients can now have a commerce app featured in the App Store for download by iPhone users.

This allows us to expand the Drop experience onto a native platform. We can use our previous 5 years' experience with building native apps and combine that with our current best-in-class e-commerce experience, which gives us a huge advantage over competitors.

We've always been mobile-first, we have data that no one else has. We are excited to be the first company to provide an unmatched white labeled e-commerce app solution for retailers that will be available to download from the App Store.

What's the makeup of your software being used in bigger name companies vs smaller companies?

A majority of our clients are small to medium sized businesses but we also have some enterprise clients as well.

Does Drop intend to stay private, plan to IPO, or hope to be acquired?

We are open to all scenarios for an exit and hope to maximize the opportunity for our shareholders when the situation arises.



drop

Here's an early opportunity for you because you invested in Drop Delivery in 2020!



Republic
Drop Delivery
$139,130
229
Powering Thousands of Cannabis Deliveries Daily
Reserve Drop Delivery

With your help in 2020, we proved cannabis retailers want and need our software

As a current Drop Delivery investor from 2020, without your support we would not have been able to reach year 3 of business! We've achieved some great milestones since then like reaching profitability in January 2022, securing new partnerships, and overall helping our clients process over $44 million in transactions and over 351,000+ deliveries! With your help in 2020, we've proven our software works and it's something cannabis retailers want and need.

This new raise will take us to the next level and we want to ensure you don't miss out

With this next raise, we're looking to attack new markets, scale our operations, and continue building new features and products. **As our shareholder, we offer to hold your spot when the raise ultimately goes live, if you're interested.** Continue reading below to learn more about what an investment reservation is.

An investment reservation shows your interest in Drop without a commitment

An investment reservation on Republic.com is an indication of your interest to invest a certain amount in the event that the company subsequently launches an offering of securities. If and when that happens, your reservation will grant you a non-binding allocation for the first 7 days that the offering is live. During this time, you must confirm your investment, or else at the end of those 7 days all unconfirmed reservations will be canceled and their allocations freed up.

- A "reservation" involves no obligation or commitment to invest by you or the company
- No money, investment commitment, or other consideration, is being solicited and will not be accepted
- If and when the offering is qualified and Drop Delivery starts accepting investments through Republic, the reservation holders will be invited to invest

Disclaimer: Reserving on Republic gives you a priority allocation if the deal launches. Drop Delivery, Inc. is testing the waters under Rule 255 of the Securities Act - Regulation A+

Reserve Your Investment

Keep track of your current investment and any future ones, too.

Pulley.com is our digital records management system, and is completely free for you to view your current and any future investment in Drop. You are not obligated to create an account but if you're interested, check your inbox for an invite from Pulley to get access.

Thank you for your support!
~ Vanessa Gabriel

CEO, Drop Delivery

As seen in...





Our mailing address is:
2554 Lincoln Blvd #405
Venice, CA 90291

You're receiving this because you're a Drop investor (via Equifund 2020) and agreed to receive communications from us. Please add us to your contact list so you don't miss anything!

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Drop Investor Relations
to me

2:39 PM (50 minutes ago)

drop
Republic
LAUNCHING
SOON!
We are launching our Crowdfunding raise
this Wednesday 10/19.
republic.com/drop-delivery
Republic
Drop Delivery
$294,132
Powering Thousands of
Cannabis Deliveries Daily

With your help in 2020, we proved cannabis retailers want and need our software

As a current Drop Delivery investor from 2020, without your support we would not have been able to reach some nearly 4 years of business! We've achieved some great milestones since then like achieving over $1 million in revenue in the past 12 months, securing new partnerships, and overall helping our clients process over $59 million in transactions and over 463,000+ deliveries! With your help in 2020, we've proven our software works, and it's something cannabis retailers continue to want and need.

This new raise will take us to the next level, and we want to ensure you don't miss out

With this next raise, we're looking to attack new markets, scale our operations, and continue building new features and products. As a shareholder, we offer to hold your spot when the raise ultimately goes live, if you're interested. We've even announced some exciting perks that come with different levels of investments. Continue reading below to learn more about what an investment reservation is.

An investment reservation shows your interest in Drop without a commitment

An investment reservation on Republic.com is an indication of your interest in investing a certain amount if the company subsequently launches an offering of securities. If and when that happens, your reservation will grant you a non-binding allocation for the first 7 days that the offering is live. During this time, you must confirm your investment, or else at the end of those 7 days all unconfirmed reservations will be canceled and their allocations freed up.

- A "reservation" involves no obligation or commitment to invest by you or the company
- No money, investment commitment, or other consideration is being solicited and will not be accepted
- If and when the offering is qualified and Drop Delivery starts accepting investments through Republic, the reservation holders will be invited to invest

Disclaimer: Reserving on Republic gives you a priority allocation if the deal launches. Drop Delivery, Inc. is testing the waters under Rule 255 of the Securities Act - Regulation A+

Reserve Your Investment Today

Keep track of your current investment and any future ones, too.

Pulley.com is our digital records management system, and is completely free for you to view your current and any future investment in Drop. You are not obligated to create an account but if you're interested, check your inbox for an invite from Pulley to get access.

Thank you for your support!

Vanessa Gabriel
CEO, Drop Delivery

As seen in...



Our mailing address is:
2554 Lincoln Blvd #405
Venice, CA 90291

You're receiving this because you're a Drop investor (via Equifund 2020) and agreed to receive communications from us. Please add us to your contact list so you don't miss anything.

Want to change how you receive these emails?
You can update your preferences or unsubscribe from this list.